Exhibit 23.1

                               STAN J.H. LEE, CPA
              2160 North Central Rd Suite 203 * Fort Lee * NJ 07024
                   P.O. Box 436402 * San Diego * CA 92143-6402
               619-623-7799 * Fax 619-564-3408 * stan2u@gmail.com



To Whom It May Concerns:

The firm of Stan J.H. Lee, Certified Public Accountants, consents to the inclusion of our report of March 17, 2011, on the audited financial statements of China Ticket Center, Inc. as of March 14, 2011 and for the period from March 7, 2011 ( inception) to March 14, 2011 in any filings that are necessary now or in the near future with the U.S. Securities and Exchange Commission. The firm also consents to being deemed as expert in connection with this filing.

Very truly yours,


/s/ Stan J.H. Lee, CPA
-----------------------------------
Stan J.H. Lee, CPA
March 17, 2011
Fort Lee, NJ 07024





          Registered with the Public Company Accounting Oversight Board Member of New Jersey Society of Certified Public Accountants